

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 22, 2016

Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave., Suite E-13
Las Vegas, NV 89103

> **Re:** **IEG Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed May 26, 2016**
> **File No. 333-211636**

Dear Mr. Mathieson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. We note that you register an "indeterminate number of shares of common stock issuable upon conversion of the notes." It appears that you are relying on Rule 416, which is available to register shares issuable upon stock splits, dividends and certain anti-dilution provisions. However, Rule 416 does not address registering securities underlying convertible securities. Therefore, you may not rely on Rule 416 to register an indeterminate number of shares that may be issued in connection with the conversion of the Series A convertible notes. Please revise to register the number of shares that you reasonably believe may be issued in connection with the conversion of the notes. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 213.02.

General

2.   Please disclose a ratio of earnings to fixed charges. Refer to Item 503(d) of Regulation S-K. Based on the disclosure you add pursuant to this comment, consider appropriate changes to the second risk factor on page 18, discussing your ability to make interest payments.

Prospectus Cover Page

3.   We note that the shares registered under this offering will be priced using a formula that contains an undisclosed future date. As such, it appears that you are potentially conducting an "at the market" offering. Please tell us, under your pricing formula, whether the date set for pricing will occur before or after the effective date of the registration statement. If the fixed date will occur after the effectiveness of the registration statement, please provide us with your analysis as to whether the offering would constitute an "at the market offering" as the term is used in Rule 415. If you conclude that is does constitute such an offering, provide your analysis as to why you are eligible to make such an offering.

Risk Factors, page 10

4.   Add a risk factor that discusses the potential impact upon your financial condition in the event that this rights offering were determined by the IRS to represent a change in control and therefore impair your ability to utilize your net operating losses.

5.   Add a risk factor that discusses the risks to investors in the event that only a few investors exercise their subscription rights. We note your disclosure that Mr. Mathieson is not expected to participate, and therefore the most that you could raise in the rights offering is 27.6%. Your risk factor should clarify for investors that since there is no minimum offering amount, any amounts that they invest may be put into a company which has not materially improved its available capital. Make corresponding changes to the summary.

Material U.S. Federal Tax Consequences, page 31

6.   Please file an opinion of counsel opining that the issuance of the subscription rights to your shareholders is not a taxable event. Please refer to Item 601(b)(8) of Regulation S-K. For more guidance, please consult Staff Legal Bulletin 19.

Part II, Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

7.   We note that you have completed several unregistered issuances of securities in reliance on Regulation S. For each such issuance that occurred from 2015 until the present, please provide the following information:

- The number of buyers involved in such issuance;
- The foreign jurisdictions represented by such buyers;
- The price per share; and
- Whether an offering circular was used.

Item 16. Exhibits and Financial Statement Schedules

8.   Please file as an exhibit to this registration statement the dealer-manager agreement referenced on page 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services